Exhibit 1

(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
NOTIFICATION OF BOARD MEETING
This is to announce that a meeting of the Board of Directors of China Unicom (Hong Kong) Limited (the “Company”) will be held on Tuesday, 31 March 2009 for the purpose of, among other matters, approving the financial results of the Company and its subsidiaries for the year ended 31 December 2008 and considering the payment of a final dividend.

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary
Hong Kong, 19 March 2009
As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive directors	:	Cesareo Alierta Izuel and Jung Man Won

Independent non-executive directors	:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming

1